Exhibit 1

AMENDED JOINT FILING AGREEMENT

This amendment is being filed to add Osmium Diamond, LP as a filer.  In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Kirkland's, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: January 18, 2022

John H. Lewis

Osmium Partners, LLC

Osmium Capital, LP

Osmium Capital II, LP

Osmium Spartan, LP

Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, and Osmium Diamond, LP